Knight Capital Group, Inc. 545 Washington Boulevard Jersey City, New Jersey 07310 Tel 201.222.9400 Fax 201.557.6853 Toll Free 800.544.7508 www.knight.com

February 15, 2012

Ms. Susan Hayes

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

RE: Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed November 9, 2011

File No. 001-14223

VIA EDGAR

Dear Ms. Hayes,

I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated January 6, 2012, relating to Knight’s Form 10-K for the Fiscal Year ended December 31, 2010 (“2010 Form 10-K”) and Form 10-Q for Fiscal Quarter Ended September 30, 2011 (“Q3 2011 Form 10-Q”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	Knight is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Knight may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

Response: Where requested in the comments from the Staff, we have provided proposed revised text below. Please note that, where proposed revised text is set forth below in our responses, underlined text indicates proposed additions to existing disclosures, while text that is ~~struck-through~~ indicates proposed deletions to existing language. In cases where the relevant comment relates to a disclosure that is required for our annual filings, we will include revised disclosures in our future annual filings, beginning with our Form 10-K for the year ending December 31, 2011 (“2011 Form 10-K”). Where the relevant comment relates to a disclosure that is required for our quarterly filings, we will include revised disclosures in our future quarterly filings, beginning with our Form 10-Q for the quarter ending March 31, 2012.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 15

Servicing our debt requires a significant amount of cash…, page 22

1. Please quantify your annual debt service requirements.

Response:

For 2011 the Company’s annual cash payments for debt service comprise interest payments at 3.5% for our $375 million Convertible Notes (or $13.1 million annually) and, beginning June 2011 payments at LIBOR + 250 for our $100 million Term Loan (or approximately $2.8 million annually based upon 2011 interest rates).

Please note that the interest charge for the Company’s Convertible Notes also includes the amortization of original issue discount as described in “Note 9. Long Term Debt and Credit Facility” of our Consolidated Financial Statements of our 2010 Form 10-K. Interest expense reported pursuant to U.S. Generally Accepted Accounting Principles (“GAAP”) can be summarized as follows:

	Amount	Issued	Due	Interest Rate	2011 Annualized GAAP Expense
Convertible	$375m	March 2010	March 2015	7.90% (3.50% + Original Issue Discount)	$26.4 million

Term Loan	$100m	June 2011	$25m June 2013 $25m Dec 2013 $50m June 2014	L+250 (currently pegged to one-month LIBOR)	$2.8 million

While we expect our debt service payments to be similar for 2012, please note that actual amounts may differ due to the variable interest rate on our Term Loan.

We may not have the ability to raise the funds necessary to pay the cash…, page 23

2. Please expand your risk factor to describe what constitutes a fundamental change that would trigger repurchase of the Notes and quantify the value of the Notes that are subject to repurchase provisions.

Response:

The Company will expand this risk factor to describe what constitutes a fundamental change that would trigger repurchase of the Notes. We will also quantify the value of the Notes that are subject to repurchase provisions. The revised risk factor will read as follows:

“We may not have the ability to raise the funds necessary to pay the cash due upon conversions of the Notes or to repurchase the Notes upon a fundamental change, and our other existing and future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Notes

Holders of the Notes, who currently hold an aggregate of $375,000,000 of outstanding principal amount, have the right to require us to repurchase the Notes upon the occurrence of a fundamental change at 100% of their principal amount, plus accrued and unpaid interest, if any, and upon conversion of any Notes, we will be required to pay to the holder of a Note a cash payment based on the applicable conversion rate as described in the Indenture. However, we may not have enough available cash or be able to obtain financing at the time we are required to repurchase Notes surrendered or settle conversions of the Notes. In addition, our ability to repurchase the Notes or to pay cash upon conversions of the Notes may be limited by law or by agreements governing our other existing or future indebtedness. Our failure to repurchase Notes at a time when the repurchase is required by the Indenture or to pay cash upon future conversions of the Notes as required by the Indenture would constitute a default under the Indenture. A default under the Indenture or the fundamental change itself could also lead to a default under agreements governing our other existing or future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversions thereof.

A “fundamental change” will be deemed to have occurred if any of the following occurs: (1) a person or group discloses in a filing under the Exchange Act that such person or group has become the direct or indirect beneficial owner of our common equity representing more than 50% of the voting power of our common equity; (2) consummation of (A) any recapitalization, reclassification or change of our Class A common stock as a result of which our Class A common stock would be converted into, or exchanged for, stock, other securities, other property or assets or (B) any share exchange, consolidation or merger of us pursuant to which our Class A common stock will be converted into cash, securities or other assets or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries, provided, however, that a transaction where the holders of all classes of our common equity immediately prior to such transaction that is a share exchange, consolidation or merger own, directly or indirectly, more than 50% of all classes of common equity interests of the continuing or surviving person or transferee or the parent thereof immediately after such event will not be a fundamental change; (3) our stockholders approve any plan or proposal for the liquidation or dissolution of us; or (4) our Class A common stock (or other common stock constituting, in whole or in part, the reference property then underlying the Notes) ceases to be publicly listed. However, a transaction or transactions described in clause (2) above will not constitute a fundamental change if at least 90% of the consideration received or to be received by our Class A common stockholders consists of shares of common equity interests that are listed or quoted on any of The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions and as a result of such transaction or transactions the Notes become convertible into such consideration.”

The conditional conversion features of the Notes, if triggered, may adversely…, page 23

3. Please expand your risk factor to identify the conditional conversion features of the Notes.

Response:

The Company will expand this risk factor to identify the conditional conversion features of the Notes. The revised risk factor will read as follows:

“The conditional conversion features of the Notes, if triggered, may adversely affect our financial condition and operating results

In the event the conditional conversion features of the Notes are triggered, holders of Notes will be entitled to convert the Notes at any time during specified periods at their option as described in the Indenture. If one or more holders elect to convert their Notes, we would be required to pay cash to such holder to settle any such conversion, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to recharacterize all or a portion of the outstanding principal of the Notes as a short-term rather than long-term liability, which would result in a material reduction of our net working capital. A conditional conversion of Notes could occur if prior to December 15, 2014: (1) during any fiscal quarter (and only during such fiscal quarter), if the last reported sale price of the Class A common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 150% of the applicable conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Notes for each trading day of such measurement period was less than 98% of the product of the last reported sale price of our Class A common stock and the applicable conversion rate on each such trading day; or (3) there occurs any of (A) the issuance to holders of our Class A common stock subscription rights entitling them for a period of not more than 45 days after the announcement of such issuance to purchase shares of our Class A common stock at a price per share less than the average of the last reported sale prices of our Class A common stock for the 10 trading days preceding the announcement of such issuance; (B) the distribution to holders of our Class A common stock of assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 10% of the last reported sale price of our Class A common stock preceding the date of announcement for such distribution; or (C) a fundamental change, or a transaction that would be a fundamental change but for the proviso in clause (2) of the definition of such term above, occurs or if we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our Class A common stock would be converted into cash, securities or other assets, that does not also constitute a fundamental change.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Financial Condition, Liquidity and Capital Resources, page 43

4. We note your disclosure that approximately 80.6% of your assets are cash or are readily convertible into cash. We also note that the level of these types of assets as a percentage of your total assets has declined each subsequent quarter, to only 66.4% as of September 30, 2011. Given the variability of these types of assets, please provide us and disclose in future filings a schedule detailing the assets you consider to be highly liquid for each balance sheet presented, and the estimated amount of time it would take to convert these assets into cash. In addition, tell us and disclose in future filings the amount of each asset class that has been pledged as collateral either voluntarily or contractually.

Response:

The reduction in the percentage of our assets that we consider to be highly liquid since December 31, 2010 is a consequence of our Urban Financial Group, Inc. subsidiary (“Urban”) obtaining its securitization license in the first quarter of 2011 and the subsequent failed sale accounting for the reverse-mortgage loans that Urban has securitized and sold to third parties. Although these securities have been sold for cash, as a consequence of failing to meet the requirements for sale treatment under GAAP (and as described in “Note 2. Significant Accounting Policies” of our Consolidated Financial Statements of our Q3 2011 Form 10-Q) we recorded the underlying loan assets and a related liability on our balance sheet (classified on our Statements of Financial Condition as Securitized HECM Loan Inventory and Liability to GNMA trusts at fair value, respectively) until such time that the loans are ultimately liquidated by the GNMA trust.

We do not count these assets as being readily convertible to cash for purposes of this disclosure, and therefore as a consequence of including these loans in total assets, our percentage of assets that we consider to be readily convertible to cash has declined in recent quarters, and will likely decline in future periods as well to the extent that these securities continue to fail to meet the GAAP criteria for sale accounting treatment. We note that if the Securitized HECM loan inventory assets were excluded from our total assets as of September 30, 2011, our percentage of assets that we consider to be readily convertible into cash would have been 80.1%, which is in line with the percentage at December 31, 2010.

In our future filings we will provide a schedule disclosing the assets that we consider to be highly liquid and an estimate of the time that it would take to convert each into cash. We will also disclose in our future filings the amount of each asset class that has been pledged as collateral either voluntarily or contractually.

Our proposed disclosure in “Item 7, Financial Condition, Liquidity and Capital Resources” in our 2011 Form 10-K is as follows:

“We have historically maintained a highly liquid balance sheet, with a substantial portion of our total assets consisting of cash, highly liquid marketable securities and short term receivables. As of December 31, 2011, we had $7.15 billion in assets, ~~61.8% of which consisted of cash or assets readily convertible into cash, principally receivables from brokers, dealers and clearing organizations, financial instruments owned and securities borrowed~~ $4.42 billion of which consisted of cash or assets readily convertible into cash as follows (in millions):

	December 31, 2011	December 31, 2010
Cash and Cash Equivalents	467.6	375.6
Financial Instruments Owned at Fair Value
Equities	1,416.1	1,299.1
Listed equity options	280.4	41.8
U.S. government obligations	44.3	3.8
Corporate debt	73.9	11.1
Mortgage-backed securities	16.4	22.8
Collateralized agreements:
Securities borrowed	1,494.6	1,361.0
Receivables from brokers, dealers and clearing organizations	623.9	476.2

Total cash and assets readily convertible to cash	4,417.3	3,591.4

Financial instruments owned principally consist of equities and listed equity options that trade on the NYSE, NYSE Amex Equities and NYSE Arca markets, Nasdaq and on the OTC Bulletin Board.

Securities borrowed represent the value of cash or other collateral deposited with stock lenders to facilitate our trade settlement process.

Receivables from brokers, dealers and clearing organizations include interest bearing cash balances held with third party clearing brokers, including, or net of, amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date.

As of December 31, 2011 and 2010, $399.2 million and $269.1 million, respectively, of equities have been pledged as collateral to third-parties. Substantially all of the amounts disclosed above can be converted to cash within 5 business days.”

Liquidity and Capital Resources, page 44

5. We note that you are subject to earn out provisions related to your acquisitions of Knight Fixed Income’s business and Urban. Please disclose the annual performance targets for each remaining year of the agreement and tell us why these agreements are not filed as exhibits.

Response:

The Company was subject to a three-year earn-out provision related to its acquisition of Knight’s Fixed Income business (formerly known as Libertas Holdings LLC) in July 2008. As previously disclosed in our public filings, the Company paid $66.6 million of the maximum $75 million earn-out in unregistered stock as a result of the business achieving its first and second year performance targets. As disclosed in our Q3 2011 Form 10-Q, the third year performance target (which covered the period from July 2, 2010 to July 1, 2011) was not achieved and no payments were made to the sellers. The Company has no further obligations relating to the earn-out provision.

In regards to the Urban acquisition, the Company has previously disclosed achievement of the first year performance target (for the period covering August 1, 2010 to July 31, 2011) and payment of the first year earn-out. The performance target for each future earn-out period is $10 million in Pre-Tax Earnings (as defined in the stock purchase agreement). As the remaining maximum earn-out payments total an aggregate of $3.75 million (covering three equal remaining earn-out periods), we believe this aggregate amount is not material and therefore disclosure is not necessary.

Lastly, as to the question regarding the filing of the acquisition agreements for the Knight Fixed Income and Urban businesses, the Company considered the requirements in Item 1.01 of Form 8-K, along with the relevant language from Item 601 (#10) of Regulation S-K, and made a determination that such acquisitions did not meet the materiality tests therein. Moreover, at the time of the relevant acquisitions, we performed the tests in Item 2.01 of Form 8-K and determined that such acquisitions did not involve a significant amount of assets, which also meant that the filing of the acquisition agreements was not required under Item 601 (#2) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 64

Collateralized agreements and financings, page 65

6. It is not clear from your disclosure whether you offset repurchase and reverse repurchase transactions with the same counterparty. Please respond to the following:

•

Tell us whether you convert open-ended repurchase agreements and reverse repurchase agreements to overnight or date-certain agreements and describe the business purposes behind the changes. As part of your response, please tell us the amounts converted to overnight or date-certain agreements and then netted at or near September 30, 2011 and December 31, 2010 and tell us whether the conversions were done at the request of the counterparty.

•

To the extent you convert open-ended repurchase agreements and reverse repurchase agreements to date-certain agreements or overnight agreements on a regular basis, describe the typical time period of the date-certain agreement, whether any fees are paid to convert the agreements, and how the agreements regarding the changes are documented, such as whether the agreements specified upfront that at a date in the future the repurchase agreement and reverse repurchase agreement would convert to an overnight or date-certain maturity, or whether the changes are determined at a later date and documented separately at that date.

Response:

The Company does not engage in open-ended repurchase agreements. All repurchase agreements are either for a specific term, or overnight. Upon maturity those repurchase agreements are either terminated or rolled over into another specific term or overnight agreement. The Company has not engaged in reverse repurchase agreements with any external counterparty, and therefore does not net any of these transactions on its financial statements.

The Company does not engage in the conversion of any repurchase agreements.

Schedule 14A

Compensation Discussion and Analysis, page 13

Performance Based Annual Awards, page 16

7. We note that your broad performance objectives included “Achievement related to strategic business objectives, goals and initiatives” and “Achievement of compliance goals (regulatory, legal and financial).” Please expand the discussion to more specifically describe the objectives, goals and initiatives applicable to each of your named executive officers.

Response:

As discussed on pages 15 and 16 of our 2011 Proxy Statement (Schedule 14A), the broad performance objectives for Knight’s Named Executive Officers, other than its Chief Executive Officer, were determined by Knight’s Chief Executive Officer in consultation with the Compensation Committee. The objectives chosen are a mix of qualitative and quantitative factors and often require subjective judgment to determine the level of achievement. For 2010, these broad performance objectives were:

a.	Achievement related to strategic business objectives, goals and initiatives;

b.	Overall performance of the business unit or discipline the Named Executive Officer oversees

c.	Actual performance versus budget and performance versus industry for the business unit overseen;

d.	Revenues for the business unit overseen;

e.	Pre-tax margins for the business unit overseen;

f.	Risk management;

g.	Achievement of compliance goals (regulatory, legal and financial);

h.	Customer satisfaction;

i.	Employee satisfaction;

j.	Expense management; and

k.	Management effectiveness.

For Messrs. Voetsch and Sadoff, all of the items noted above were applicable. For Messrs. Bisgay and Amoruso, items (a), (b), (f), (g), (h), (i), (j) and (k) were applicable. Generally there were no “target” or “threshold” levels of achievement established for most of these objectives. Each of the factors comprising the 2010 broad performance objectives was a factor considered in determining each executive’s compensation and none of the broad performance objectives were dispositive or individually weighted. Accordingly, each Named Executive Officer’s incentive compensation was determined using a balanced approach that considered, in the context of a competitive marketplace, a variety of factors, including: (i) the Company’s performance for the fiscal year, including its compensation to revenue ratio; (ii) the executive’s contribution to that performance, partly taking into account the executive’s attainment of the broad performance objectives; (iii) a comparison with pay levels of comparable positions in the marketplace; and (iv) market conditions. The achievement of each of these broad performance objectives, including the “Achievement related to strategic business objectives, goals and initiatives” and “Achievement of compliance goals (regulatory, legal and financial)” objectives, is subjective and not formulaic and is not readily described with reference to “any other objectives, goals and initiatives”. If, in the future, any particular broad performance objective or grouping of such broad performance objectives are material in determination of compensation for any of our Named Executive Officers, Knight will include specific disclosure of such factor or grouping of factors to the extent that the disclosure is material to an understanding of Knight’s compensation program or the Compensation Committee’s decision-making process and would not result in competitive harm.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 7 – Goodwill and Intangible Assets, page 22

8. We note that you have trading rights totaling $25.8 million as of September 30, 2011 recorded in your Market Making segment. Please respond to the following:

•	Tell us the nature of the intangible assets and when they were acquired.

•	Tell us whether you recorded any trading rights associated with the acquisition of the Kellogg DMM business units on December 31, 2010, and if not, why not.

•

Tell us the last time these intangibles were reviewed for impairment. In this regard, we note your disclosure on page nine of your 2010 Form 10-K and on page 47 of your September 30, 2011 Form 10-Q that you have experienced negative impacts to margins and revenues due to an increase in competition and improvements in execution quality for client order flow.

•	If these intangibles were reviewed for impairment, please tell us the results of your review, including any significant assumptions and other inputs used in your assessment.

Response:

Intangible assets which the Company has classified as trading rights are included in our Market Making segment and comprise:

i)	Competitive Market Making (“CMM”) rights in 10 bins on the International Securities Exchange (“ISE”) which were acquired from TD Options, LLC in early December 2009 for $15.5 million, and which had an amortized book value of $13.3 million at September 30, 2011, and

ii)	Trading rights with an initial value of $13.0 million that were acquired in conjunction with the acquisition of the Designated Market Maker and Lead Market Maker units of Kellogg Capital Markets, LLC on December 31, 2010 and which had an amortized book value of $12.5 million at September 30, 2011.

These intangible assets were last reviewed for impairment in the second quarter of 2011 as part of the Company’s annual review for impairment of goodwill and intangible assets as described in our Critical Accounting Policies on pages 47 and 48 of our 2010 Form 10-K and pages 62 and 63 of our Q3 2011 Form 10-Q.

As described in our filings, competition faced by our Market Making segment is very intense, which at times has adversely affected our margins and revenue capture. Although key metrics such as revenue and margins vary from period to period, our Market Making segment is very robust and has been consistently profitable, and it is expected to remain a strong business in the foreseeable future. Over the last twelve quarters (Q1 2009 through Q4 2011) our Market Making segment has recorded average quarterly revenues of $151 million (ranging from $94 million to $204 million) and average pretax income of $55 million (ranging from $21 million to $103 million) with average pretax margins of 37% (ranging from 21% to 50%). We believe that this strong track record of profitability is a significant factor that supports our conclusion that there has been no impairment to these intangible assets.

The Company performs its annual test for impairment of goodwill and intangibles for component reporting units of each operating segment by comparing the estimated fair value of each reporting unit with its estimated net book value. We derive the estimated fair value of each reporting unit based on valuation techniques we believe market participants would use for each reporting unit, which for the reporting units that now comprise our Market Making segment consisted of a discounted cash flow analysis based upon projected earnings for the segment, discounted to a net present value. We derived the net book value of each reporting unit by estimating the amount of shareholders’ equity required to support the activities of each reporting unit.

In projecting earnings for purposes of this analysis, we consider the potential negative effects of competitive pressures described above, and we also consider the growth and synergies that we expect to realize as a result of the acquisition of these intangible trading rights and other positive factors affecting our business. As part of our test for impairment, we also consider the profitability of the applicable reporting unit as well as our overall market value, compared to our book value.

Note 10 – Stock-Based Compensation, page 29

9. We note your disclosure on page 31 that you had $66.5 million of unamortized compensation related to unvested restricted awards outstanding as of September 30, 2011, and that such amount is recorded in Additional paid-in-capital. Please tell us the basis in the accounting literature you relied upon in recording this amount as Additional paid-in-capital, and please tell us where the offset to this transaction was recorded.

Response:

While the Company’s unamortized compensation of $66.5 million is recorded as a decrease to Additional paid-in capital (“APIC”) on the September 30, 2011 Statement of Financial Condition, the Company has also recorded an equal and offsetting increase to APIC for this unamortized stock-based compensation.Therefore, there is no net effect to APIC upon grant of the stock-based awards or for the unamortized portion of any award. APIC is only increased to the extent that the Company has actually recognized stock-based compensation, which is when services are received from the employees.

The Company follows ASC 718 Stock Compensation to account for our grants of restricted stock awards. Paragraph 25-2 of the ASC states:

“An entity shall recognize the services in a share-based payment transaction with an employee as services are received….The entity shall recognize either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria.”

Based on the criteria set forth in paragraphs 718-10-25-6 through 25-19, the Company’s share based awards meet the criteria of an equity-based award. Therefore, as services are received from the employee, the Company recognizes employee compensation expense and a corresponding credit to APIC.

Based upon your comment, we believe that our disclosure in our Q3 2011 Form 10-Q stating that the unamortized stock based compensation “is recorded in Additional paid-in capital” was unclear and we will remove this statement from our future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Trends, page 46

Trends Affecting Our Company, page 46

10. We note your disclosure on page 61 that during the first quarter of 2011, you began securitizing home equity conversion mortgages (HECMs) under your GNMA issuance authority. We also note your disclosure on page 48 that the two largest reverse mortgage originators exited the reverse mortgage business in 2011, in part due to declining home values and the inability to assess borrowers’ financial health. Please respond to the following:

•	Expand your disclosure to discuss your underwriting practices related to HECMs.

•	Tell us what the reserves associated with your GNMA issuances relate to on page 57.

•	Clarify whether you have provided any representations and warranties to the purchasers of the securities and, if so, whether you have experienced any claims with respect to these.

Response:

Underwriter Practices

Urban’s underwriting practices are designed to ensure that each HECM loan is originated in accordance with the guidelines set forth by the Federal Housing Administration (“FHA”), as described in the FHA Handbook 4235.1 Rev-1, Home Equity Conversion Mortgages, as amended or modified by mortgagee letters issued from time to time by the FHA. As such, we propose to expand our discussion of Urban in Part I, Item 1. Business under “Institutional Sales and Trading Segment, Clients and Products” in our Form 10-K for the fiscal year ended December 31, 2011 to include the following additional language:

“Through Urban, we originate direct and brokered home equity conversion mortgages (“HECMs”), commonly referred to as reverse mortgages, insured by the Federal Housing Administration (“FHA”). Each HECM loan is originated in accordance with the guidelines set forth by the FHA, as described in the FHA Handbook 4235.1 Rev-1, Home Equity Conversion Mortgages, as amended or modified by mortgagee letters issued from time to time by the FHA. In February 2011, Urban received Government National Mortgage Association (“GNMA”) issuance authority for the securitization of HECMs and began issuing HECM Mortgage Backed Securities (“HMBS”) in March 2011.”

GNMA Issuer Reserves

There are two potential exposures for which an issuer of HMBS must consider establishing a reserve; partial month interest (“PMI”) and tax and insurance (“T&I”) defaults. PMI reserves represent the potential exposure that an issuer experiences when loans which comprise a HMBS are paid off or are otherwise removed from a GNMA pool prior to the end of a month. When this occurs, the issuer ceases to accrue interest on the underlying loan, but the issuer is obligated to continue to accrue interest payable to the holder of the HMBS through the end of that month. Urban records a reserve for this PMI exposure for each securitization based upon a valuation analysis that is supported by a third-party valuation firm. The reserve is updated monthly.

If a borrower, whose HECM loan has been securitized in to a GNMA pool, fails to pay required homeowners insurance or real estate taxes, such loan is considered to be in T&I default. If this default is not cured within a specific time period then the issuer is required to purchase the HECM loan from the GNMA pool. Although such loan would still be insured by the Federal Housing Administration, the issuer can, in certain circumstances, retain exposure for a portion of the loss that might be incurred if the property underlying the loan were to be foreclosed upon and sold for an amount that is less than the remaining loan balance. An issuer would consider establishing a reserve to cover this potential exposure.

As Urban does not meet the GAAP criteria to treat its securitizations as sales, it retains the HECM loans that underlie its securitizations on its balance sheet at fair value (“FV”). The FV of each loan includes a component which represents the exposure to T&I defaults, and as such Urban does not record a distinct reserve for this exposure (i.e., the FV has already been reduced for this potential exposure).

Representations and Warranties

Urban does not provide any representations and warranties to purchasers of GNMA securities that are backed by HECMs. It should be noted that each time a GNMA pool is issued, Urban makes certain representations, warranties and covenants to GNMA as GNMA is the guarantor for each such GNMA pool. Specifically, in its guaranty agreement with GNMA, Urban represents and warrants that each of the mortgages related to the participations is eligible under section 306(g) of the National Housing Act and the GNMA guide. The GNMA guide requires that each mortgage loan and participation is insured under Section 255 of the National Housing Act, which is the FHA’s authority to insure HECMs. Urban also agrees in the guaranty agreement to certain servicing practices, such as timely assigning to FHA.

Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 65

Liquidity Risk, page 66

11. We note your disclosure that you maintain a liquidity pool consisting of primarily cash and other highly liquid instruments at the corporate level to satisfy day-to-day funding needs, as well as potential cash needs in a strained funding environment. In future filings, please expand this disclosure to show the calculation of the liquidity pool, both at the balance sheet dates, and the average amounts outstanding during the periods. Additionally, please expand the discussion to provide the amount of uncommitted credit facilities which are fully available as of the balance sheet date, with a discussion of the situations where you may be unable to access the uncommitted facilities.

12. We note you disclosure on page 67 that you regularly perform liquidity stress testing based on a scenario that considers both market-wide stresses and company-specific stresses. Please expand this discussion to discuss the time horizon the stress scenarios measure. Additionally, expand this discussion to discuss whether the results of these tests indicated that you had sufficient liquidity under each of the stress scenarios performed.

Response:

The Company will expand this risk factor to show the calculation of the liquidity pool, both at the balance sheet dates, and the average amounts outstanding during the periods. We will also expand our discussion of our uncommitted credit facilities to provide a description of the nature of these facilities, including the fact that the lender has discretion to choose not to fund these uncommitted facilities. Please see our proposed disclosure on liquidity risk that addresses comments 11 and 12 as follows:

“Liquidity Risk

Liquidity risk is the risk that we would be unable to meet our financial obligations as they arise in both normal and strained funding environments. To that end, we have established a comprehensive and conservative set of policies and procedures that govern the management of liquidity risk for the Company at the corporate level and at the subsidiary entity level.

We maintain a liquidity pool consisting of primarily cash and other highly liquid instruments at the corporate level to satisfy intraday and day-to-day funding needs, as well as potential cash needs in a strained funding environment. In addition, we maintain committed and uncommitted credit facilities with a number of unaffiliated financial institutions. In connection with the uncommitted credit facilities, the lender is at no time under any obligation to make any advance under the credit line, and any outstanding loans must be repaid on demand from the lender.

Our liquidity pool comprises the following (in millions):

	December 31, 2011	September 30, 2011	December 31, 2010	Average for the quarter ended December 31, 2011

Liquidity Pool Composition
Cash Held at Banks	$33.3	$50.5	$37.4	$43.8
Money Market and Other Highly Liquid Investments	200.6	125.4	105.8	152.2

Total Liquidity Pool	$233.9	$175.9	$143.2	$196.0

Cash and Other Highly Liquid Investments Held by Subsidiary Entities	$233.7	$273.9	$232.4	$170.8

We regularly perform liquidity risk stress testing based on a scenario that considers both market-wide stresses and a company-specific stress over a two-week period. Given the nature of the Company’s business activity and balance sheet composition, survival over the first 1-3 days of a severe stress environment are most critical, after which management actions could be effectively implemented to navigate through prolonged periods of financial stress. The modeled cash inflows and outflows from the stress test serve as a quantitative input to assist us in establishing the Company’s liquidity risk appetite and amount of liquid assets to be held at the corporate level. The liquidity stress test considers cash flow risks arising from, but not limited to, a dislocation of the secured funding market, additional unexpected margin requirements, and operational events. Throughout the fourth quarter of 2011, the Company maintained sufficient liquidity and liquid resources to satisfy the stress test.

We maintain a contingency funding plan (“CFP”) which clearly delineates the roles, responsibilities and actions that will be utilized as the Company encounters various levels of liquidity stress with the goal of fulfilling all financial obligations as they arise while maintaining business activity. We periodically update and test the operational functionality of various aspects of the CFP to ensure it remains current with changing business activity.”

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Please contact me at (201) 222-9400 with any further questions or comments.

Sincerely,

Steven Bisgay

Senior Managing Director and Chief Financial Officer